UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ADOLOR CORPORATION

(Name of Subject Company)

ADOLOR CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Classes of Securities)

00724X102

(CUSIP Number of Classes of Securities)

John M. Limongelli
Senior Vice President,
General Counsel and Secretary
Adolor Corporation
700 Pennsylvania Drive
Exton, PA 19341
 (484) 595-1500

 (Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA  19104

(215) 994-4000

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.